UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOVIE, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09074F 108
(CUSIP Number)

Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 09074F 108	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON ACUITAS GROUP HOLDINGS, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES	7	SOLE VOTING POWER 400,833,333
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 400,833,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,833,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.3%*
14	TYPE OF REPORTING PERSON CO

* Based on 98,503,199 issued and outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”) as of July3, 2018, the Reporting Person beneficially owns approximately 80.3% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 09074F 108	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 400,833,333
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 400,833,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.3%*
14	TYPE OF REPORTING PERSON IN

* Based on 98,503,199 issued and outstanding shares of Common Stock as of July3, 2018, the Reporting Person beneficially owns approximately 80.3% of the issued and outstanding Common Stock of the Issuer.

Page 4 of 9 Pages

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (“Common Stock”), of BioVie, Inc., a Nevada corporation (the “Company” or the “Issuer”). The address of the Issuer’s principal executive office is 100 Cummings Center, Suite 247-C, Beverly, MA 01915.

Item 2.  Identity and Background.

(a)  This Schedule 13D is being filed by:

(i)     Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”); and

(ii)    Terren S. Peizer (“Mr. Peizer), a citizen of the United States of America, and Managing Member of Acuitas. By virtue of his ability to direct Acuitas with regards to decisions concerning the Common Stock owned of record by Acuitas, Mr. Peizer may be deemed to be a beneficial owner having the power to direct the voting and disposition of the Common Stock held of record by Acuitas.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the Reporting Persons’ principal business is 11601 Wilshire Boulevard, Suite 1100, Los Angeles, California 90025.

(c)  The principal business of Acuitas is investment holdings, whereby Mr. Peizer is a businessperson.

(d)  During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

On July 3, 2018, the Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Acuitas and certain other purchasers identified in the Purchase Agreement (together with Acuitas, the “Purchasers”) pursuant to which (i) the Purchasers purchased an aggregate of 2,133,332 shares of the Company’s newly created Series A Convertible Preferred Stock (the “Preferred Stock”) at a price per share of $1.50 per share of Preferred Stock (the “Initial Sale”) and (ii) the Company issued associated warrants (the “Warrants”) to purchase 213,333,200 shares of the Company’s Class A Common Stock (the “Common Stock”), each subject to the terms and conditions set forth in the Purchase Agreement, for an aggregate consideration of $3.2 million. In exchange for the 2,000,000 shares of Preferred Stock and Warrants to purchase 200,000,000 shares of Common Stock, Acuitas agreed to pay $2,747,055 in cash and $252,945 in the form of cancellation of indebtedness owed to Acuitas by the Company. Acuitas also received an additional 833,333 Warrants in connection with the payoff of such indebtedness. The Initial Sale and issuance of the Warrants occurred on July 3, 2018.

Page 5 of 9 Pages

In addition, Acuitas has the option to purchase up to an additional 200,000,000 shares of Common Stock at a price per share of $0.015, and associated warrants on the same terms as the Warrants, within two weeks following the one year anniversary of the closing of the Initial Sale (the “Subsequent Sale”) in the event that the Company has not obtained $3,000,000 of funding through various non-dilutive grants prior to the one year anniversary of the closing of the Initial Sale.

Each share of Preferred Stock will automatically convert into 100 shares of Common Stock upon the filing with the Secretary of State of the State of Nevada of a Certificate of Amendment to the Company’s Articles of Incorporation (the “Amendment”) that increases the number of authorized shares of Common Stock to 800,000,000. The Amendment was approved by the written consent of the holders of more than a majority of the Company’s issued and outstanding Common Stock on July 3, 2018, and will be filed with the Secretary of State of the State of Nevada 20 calendar days following the distribution of the Company’s Definitive Information filed with the Securities and Exchange Commission on July 3, 2018.

The purchase price of the Preferred Stock in the Initial Sale, the exercise price of the Warrants, and the Common Stock in the Subsequent Sale are all subject to adjustment. First, in the event that the volume weighted average price of the Common Stock during the five trading day period following July 3, 2018 is less than $0.015 per share, the price per share of Common Stock, the associated conversion ratio of the Preferred Stock, and the exercise price of the Warrants shall be retroactively adjusted to reflect such lower price. Second, in the event that Mallinckrodt Pharmaceuticals Ireland Limited prevails in any proceeding which results in the useful life of the Company’s current intellectual property rights being reduced by more than 75 percent, then the price per share of Common Stock, the associated conversion ratio of the Preferred Stock, and the exercise price of the Warrants shall be retroactively adjusted to 50 percent of the then-effective price per share of Common Stock under the Purchase Agreement (for example, if the then-effective price per share of Common Stock is $0.015, then following such event, the price per share will be $0.0075). In each case, the Company may be required to issue additional shares of Common Stock, but in no event will the Company be required to pay cash, to reflect such lower price per share.

Pursuant to the Purchase Agreement, Terren Peizer, the Chairman of Acuitas, was appointed as a member of the Company’s Board of Directors and as the Chief Executive Officer of the Company, effective July 3, 2018. There are no family relationships between Mr. Peizer and any other director or officer. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2018 and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The purpose of the Purchase Agreement was for the Reporting Persons to obtain an 80.3% controlling interest in the Company.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a)    the acquisition by any person of additional securities of the Company;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)    a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

Page 6 of 9 Pages

(d)    any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Company;

(f)    any other material change in the Company’s business or corporate structure;

(g)    changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h)    causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)    any similar action to those enumerated above.

Page 7 of 9 Pages

Item 5.  Interest in Securities of the Company.

(a)      The approximate aggregate percentage of Issuer’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of 98,503,199 issued and outstanding shares of Common Stock of the Company as of July3, 2018, resulting in the Reporting Persons beneficially owning approximately 80.3% of the issued and outstanding Common Stock of the Issuer.

(b)      The Reporting Persons beneficially own an aggregate of 400,833,333 shares of Common Stock in which they have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of representing in the aggregate approximately 80.3% of the total issued and outstanding shares of Common Stock of the Company. Although Mr. Peizer directly owns none of the Company’s securities, he may be deemed a beneficial owner of the securities owned by Acuitas pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(c)      Other than the acquisition of the securities reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)      To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.:(1)	Title:
4.1	Form of Common Stock Purchase Warrant
10.1	Securities Purchase Agreement dated July 3, 2018

(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2018.

In addition, the agreement of the Reporting Persons to file this statement jointly is attached hereto as Exhibit A.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 3, 2018

ACUITAS GROUP HOLDINGS, LLC By: /s/ Terren S. Peizer Name: Terren S. Peizer Title: Managing Member /s/ Terren S. Peizer Name: Terren S. Peizer

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of BioVie, Inc. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: July 3, 2018

ACUITAS GROUP HOLDINGS, LLLC By: /s/ Terren S. Peizer Name: Terren S. Peizer Title: Managing Member /s/ Terrren S. Peizer Name: Terren S. Peizer